January 19, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Chen, Li-Hsing, President and Chairman Lin, Mu-Chen, Chief Financial Officer Yu, Chien-Yang, Vice President and Director Chen, Kuan-Yu, Secretary and Director

Re:	San Lotus Holding Inc. Form 10-K for Fiscal Year Ended December 31, 2013 Filed April 7, 2014 File No. 333-176694

Ladies and Gentlemen:

We are submitting this letter on behalf of San Lotus Holding Inc. (the "Company") in response to comments from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") received in a conference call dated January 7, 2015 relating to the Company's Annual Report on Form 10-K filed with the Commission on April 7, 2014. The numbered paragraphs below correspond to the numbered comments in the conference call and the Staff's comments are presented in bold italics.

Form 10-K for the period ended December 31, 2013

Financial Statements

1.       We note your response to prior comment 4. Please note that assets that are transferred where the seller in substance controls the asset directly after the transfer should be recorded at their carried over historical values, which is the seller's carrying values, pursuant to guidance within SAB Topic 5G and ASC 805-30-5, which applies to your situation by analogy. We remain unclear why your accounting is appropriate under GAAP in light of the relevant authoritative accounting literature. Please tell us how you considered this literature in your accounting and restate your balance sheets at December 31, 2013 and the subsequent quarters ending in 2014, as appropriate, to properly reflect the value of each land purchase at its historical carrying value (the historical cost of the seller). Prior to restating, please tell us the historical cost to the seller for each land purchase and how such historical cost was determined.

In determining whether the guidance within SAB Topic 5G and ASC 805-305 applies to the Company's transactions in 2013 and 2014, the Company hereby provides Staff with the following information showing each seller's ownership in the assets sold and seller's and majority shareholders' respective ownership in the Company before and after each transaction. Due to the complexity of ownership in the assets at issue in each transaction and the resulting share ownership changes in the Company, we ask for Staff's kind guidance in determining whether the assets should be recorded at their historical cost in accordance with SAB Topic 5G and ASC 805-305. Should Staff be satisfied with the information provided herein and deems restating necessary, the Company shall collect evidence on the historical cost for each land purchase and specify how such historical cost was determined.

SEPTEMBER 17, 2013 TRANSACTION

Total outstanding shares before and after the transaction:

Before	After
14,572,130	45,278,582

Shareholders with over 10% ownership in the Company:

Before Transaction

Name	Shares	Ownership
Chen, Kuan-Yu	7,054,132	48.4%
Yu, Chien-Yang	3,578,970	24.6%
Chiang, Yu-Chang	2,600,000	17.8%

After Transaction

Name	Shares	Ownership
Chen, Kuan-Yu	7,054,132	15.6%
Yu, Chien-Yang	22,436289	49.6%
Chang, Cheng-Sung	10,680,908	23.6%

Seller's ownership of the asset in the transaction

Name	Ownership
Chang, Cheng-Sung	41.9%
Liao, Chi-Sheng	41.9%
Yu, Chien-Yang	7.7%
Da Chuang Business Management Consultant Co., Ltd.	8.5%

Seller's ownership in the Company before and after transaction:

Name	Before	After
Chang Cheng-Sung	-	23.6%
Liao Chi-Sheng	-	-
Yu Chien-Yang	24.6%	49.6%

OCTOBER 29, 2013 TRANSACTION

Total outstanding shares before and after the transaction:

Before	After
45,278,582	64,432,728

Shareholders with over 10% ownership in the Company:

Before Transaction

Name	Shares	Ownership
Chen, Kuan-Yu	7,054,132	15.6%
Yu, Chien-Yang	22,436289	49.6%
Chang, Cheng-Sung	10,680,908	23.6%

After Transaction

Name	Shares	Ownership
Chen, Kuan-Yu	7,054,132	11.1%
Yu, Chien-Yang	23,877,433	37.6%
Chang, Cheng-Sung	10,680,908	16.8%

Seller's ownership of the asset in the transaction

Name	Ownership
Da Chuang Business Management Consulting Co., Ltd	27.7%
Yu, Chien-Yang	72.7%

Seller's ownership in the Company before and after transaction:

Name	Before	After
Yu Chien-Yang	49.6%	37.6%

DECEMBER 27, 2013 TRANSACTION

Total outstanding shares before and after the transaction:

Before	After
64,432,728	96,859,485

Shareholders with over 10% ownership in the Company:

Before Transaction

Name	Shares	Ownership
Chen, Kuan-Yu	7,054,132	11.1%
Yu, Chien-Yang	23,877,433	37.6%
Chang, Cheng-Sung	10,680,908	16.8%

After Transaction

Name	Shares	Ownership
Yu, Chien-Yang	27,073,661	28.0%
Chang, Cheng-Sung	10,680,908	11.0%

Seller's ownership of the asset in the transaction

Name	Ownership
Yu, Chien-Yang	100%

Seller's ownership in the Company before and after transaction:

Name	Before	After
Yu Chien-Yang	37.6%	28.0%

MARCH 13, 2014 TRANSACTION

Total outstanding shares before and after the transaction:

Before	After
96,859,485	236,224,067

Shareholders with over 10% ownership in the Company:

Before Transaction

Name	Shares	Ownership
Yu, Chien-Yang	27,073,661	28.0%
Chang, Cheng-Sung	10,680,908	11.0%

After Transaction

Name	Shares	Ownership
Yu, Chien-Yang	51,786,164	21.9%
DA TEH FU CO., LTD.	80,134,630	33.9%

Seller's ownership of the asset in the transaction

Name	Ownership
Lo, Fun-Ming	100%

Seller's ownership in the Company before and after transaction:

Name	Before	After
Lo, Fun-Ming	-	33.9%

AUGUST 11, 2014 TRANSACTION

Total outstanding shares before and after the transaction:

Before	After
236,224,067	836,820,542

Shareholders with over 10% ownership in the Company:

Before Transaction

Name	Shares	Ownership
Yu, Chien-Yang	51,786,164	21.9%
DA TEH FU CO., LTD.	80,134,630	33.9%

After Transaction

Name	Shares	Ownership
Yu, Chien-Yang	290,511,893	34.7%
Lo, Fun-Ming	22,649,1620	27.1%

Seller's ownership of the asset in the transaction

Name	Ownership
Lo, Fun-Ming	51.1%
Yu, Chien-Yang	22.1%
Mao Ren International Inc.	0.3%
Chen, Kuan-Yu	26.5%

Seller's ownership in the Company before and after transaction:

Name	Before	After
Lo, Fun-Ming	33.9%	36.6%
Yu, Chien-Yang	21.9%	34.7%
Mao Ren International Inc.	-	0.5%
Chen, Kuan-Yu	3.0%	0.8%

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at 011-886-03-4072339 ext.202, or, in his absence, Chen, Kuan-Yu at 011-886- 03-4072339,  donchen77@gmail.com.

cc: Chen, Li-Hsing, President and Chairman

Lin, Mu-Chen, Chief Financial Officer

Yu, Chien-Yang, Vice President and Director

Chen, Kuan-Yu, Secretary and Director

Sincerely
San Lotus Holding Inc.

/s/ Chen, Li-Hsing
Chen, Li-Hsing

Email: rayc1179@gmail.com